

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 19, 2018

David C. Benoit
President and Chief Executive Officer
Connecticut Water Service, Inc.
93 West Main Street
Clinton, Connecticut 06413

> **Re:** **Connecticut Water Service, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 20, 2018**
> **File No. 000-08084**

Dear Mr. Benoit:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         /s/ Lisa M. Kohl for

         Mara L. Ransom
         Assistant Director
         Office of Consumer Products